                                   EXHIBIT (a)

                                      AIMCO
                   AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.
                    c/o River Oaks Partnership Services, Inc.
                                  P.O. Box 2065
                         S. Hackensack, N.J., 07606-2065
                                 (888) 349-2005

                                November 8, 2000

To Holders of Assignee Units ("Units") of Limited Partnership of Oxford
     Residential Properties I Limited Partnership:

     We recently mailed you tender offer documents offering to acquire your Units in OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP FOR $845 IN CASH. As you know, our affiliates recently acquired interests in certain entities affiliated with Oxford Realty Financial Group, Inc. and now control the managing general partner of your partnership. OUR OFFER PRICE IS AT LEAST EQUAL TO THE REAL ESTATE VALUES FOR YOUR PARTNERSHIP USED IN SUCH TRANSACTIONS.

     On September 28, 2000, we purchased 1,033 Units at a price of $845 per Unit from MacKenzie Patterson, Inc. and certain of its affiliates, all unaffiliated third parties. As a result of this transaction, the MacKenzie entities terminated their previously announced offer to purchase up to 8,000 Units at a price of $650 per Unit, and certain of our affiliates currently own approximately 25.05% of the outstanding Units. Based on information provided by the Information Agent for our offer, as of the close of business on November 7, 2000, approximately 3,762 units had been tendered pursuant to our offer. When we purchase such units, we and our affiliates will own in the aggregate approximately 40.63% of the outstanding Units.

     WE HAVE EXTENDED THE TERM OF OUR OFFER TO GIVE UNITHOLDERS WHO HAVE NOT YET TENDERED THEIR UNITS THE OPPORTUNITY TO TENDER THEIR UNITS TO US. The offer was scheduled to expire on November 7, 2000, but has been extended to 5:00 p.m. on MONDAY, NOVEMBER 27, 2000. If you have not already done so, please remember that to accept our offer, you must complete and return the enclosed Acknowledgement and Agreement in time for us to receive it on or before November 27, 2000.

     If you tender all of your units, you will avoid receiving the related Form K-1s for 2001 and being required to include that information in your 2001 tax return. The sale would be a taxable sale, with the result that you would recognize gain or loss measured by the difference between the amount realized on the sale and the adjusted tax basis in your units. You should consult with your tax advisor regarding the tax impact of tendering units in this offer.

     The managing general partner of your partnership is our affiliate. Such general partner has indicated to us that it is remaining neutral and making no recommendation as to whether you should tender your units in response to our offer. Our offer is subject to the terms and conditions set forth in the Offer to Purchase dated October 10, 2000. PLEASE READ THE OFFER TO PURCHASE IN ITS ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

     You should be aware, however, that, as with any rational investment decision, we are making our offer with a view toward making a profit. No independent person has been retained to evaluate or render any opinion with respect to the fairness of our offer, and no representation is made by any of our affiliates as to such fairness.

     If you have any questions or need assistance in completing the enclosed Acknowledgement and Agreement, please contact our information agent, River Oaks Partnership Services, Inc., toll free, at (888) 349-2005.

    IF YOU HAVE ALREADY RESPONDED TO OUR OFFER, PLEASE DISREGARD THIS LETTER.

                   AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.